As filed with the Securities and Exchange Commission on May 30, 2024

Registration No. 333-278849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lionsgate Studios Corp.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	7812	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 Howe Street, 20th Floor

Vancouver, British Columbia V6C 3R8

and

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bruce Tobey

Executive Vice President and General Counsel

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Kimberly Burns Riley Dearden Dentons Canada LLP 250 Howe Street, 20th Floor Vancouver, British Columbia Canada, V6C 3R8

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-278849)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 to the Registration Statement shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Lionsgate Studios Corp. (File No. 333-278849), last filed on May 14, 2024 and declared effective by the Securities and Exchange Commission (the “SEC”) on May 15, 2024 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file a consent of Ernst & Young LLP with respect to its report dated May 30, 2024 relating to the audited combined financial statements of the Studio Business of Lions Gate Entertainment Corp. included in the Prospectus Supplement No. 1 dated May 30, 2024 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

23.1*	Consent of Ernst & Young LLP.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 30, 2024.

Lionsgate Studios Corp.

By:	/s/ James W. Barge
Name: James W. Barge
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this post-effective amendment has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ James W. Barge James W. Barge	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer and Authorized Representative in the United States)	May 30, 2024

/s/ Michael Burns Michael Burns	Vice Chairman, Director	May 30, 2024

* Mignon Clyburn	Director	May 30, 2024

* Gordon Crawford	Director	May 30, 2024

/s/ Jon Feltheimer Jon Feltheimer	Chief Executive Officer (Principal Executive Officer) and Director	May 30, 2024

* Emily Fine	Director	May 30, 2024

* Michael T. Fries	Director	May 30, 2024

Name	Title	Date

* John D. Harkey, Jr.	Director	May 30, 2024

* Susan McCaw	Director	May 30, 2024

* Yvette Ostolaza	Director	May 30, 2024

* Mark H. Rachesky, M.D.	Director	May 30, 2024

* Daryl Simm	Director	May 30, 2024

* Hardwick Simmons	Director	May 30, 2024

* Harry E. Sloan	Director	May 30, 2024

*By:	/s/ James W. Barge
James W. Barge
Attorney-In-Fact